Exhibit 4.40

(English translations – For reference only)

Service Agreement

This agreement is entered into by and between:

HOSHIN GIGAMEDIA CENTER INC., a company duly organized and existing under the laws of the Republic of China, having its principal office at 14F, No. 122, Dun-Hua North Road, Taipei (“Party A”), and

WEBS-TV DIGITAL INTERNATIONAL CORPORATION, a company duly organized and existing under the laws of the Republic of China, having its principal office at 12F, No. 100, Civic Boulevard, Section 4, Taipei (“Party B”).

Kevin Cheng, a citizen of the Republic of China, ID number: N121818568, residing at No. 29-2, Xia-Lun Road, Wen-Shan District, Taipei (“Guarantor”)

Morse Chen, a citizen of the Republic of China, ID number: Y120277954, residing at 3F, No. 24, Lane 372, Song-Jiang Road, Zhong-Shan District, Taipei (”Guarantor”)

(Party A or Party B hereinafter respectively referred to as “Party,” and collectively “Parties.”)

WHEREAS, Party A and Party B signed the Assets Purchase and Sale Agreement on 15 May 2006. Transaction Completion Date is 4 p.m. on 15 May 2006, and Completion of Transaction is at 12 noon on 15 May 2006. Parties have agreed to sign this administrative service agreement (“this Service Agreement”). After Completion of Transaction, Party A will provide Party B with services for the necessary ADSL engineering and telecommunication support, domestic and foreign telecommunication bandwidth, administration and consultation about ADSL Business, instruction on special technology and knowledge, licensing of Self-Developed Software, and training for relevant employees. Unless otherwise prescribed in this Service Agreement, all definitions in the Assets Purchase and Sale Agreement shall apply to this Service Agreement.

Article 1 Scope of Party A’s Services

Party A shall provide Party B with the following support and administrative services that are necessary for ADSL Business (“Party A Services”). Party B may adjust the scope of Party A Services, if necessary, after obtaining Party A’s consent.

1.	Providing bandwidth support and relevant engineering and telecommunication services as listed in Attachment 1.

2.	Collecting payments for bills of ADSL Customers on behalf of Party B from 16 May 2006 to 31 August 2006.

3.	Providing electronic file of specifications of monthly bills of ADSL Customers, including printing bills, but not including other bill-processing services, such as mailing services.

4.	Providing advisory, consulting, and administrative services relating to ADSL Business.

5.	Providing instruction on special technology and knowledge relating to ADSL Business.

6.	Providing Party B with instruction on and assistance with Self-Developed Software listed in Attachment 3.1 of the Assets Purchase and Sale Agreement.

7.	Providing education, training, advisory, and consulting services to relevant employees of ADSL Business.

From 16 May 2006 to 31 August 2006, in addition to the service fee paid according to Article 3 of this Service Agreement, Party B shall also pay Party A NT$4,200,000 per month (tax included) for the ADSL customer service that Party A provides according to Attachment 2 of this Service Agreement. For the ADSL customer service provided less than one month, Party A and Party B agree that such payment shall be calculated proportionately. Party A shall submit the payment request to Party B by the 10th day of each month, and Party B shall pay Party A by check by the end of the same month, and the issuing date of the check shall be the 30th day of each month.

Article 2 Term of the Service Agreement

The term of this Service Agreement starts from 16 May 2006 to 31 December 2007.

Article 3 Party A Service Fee and Methods of Payment

1.	According to this Service Agreement, Party B shall pay Party A the service fee of NT$20,000,000 (tax included) every month from 16 may 2006 to 15 February 2007; NT$3,900,000 (tax included) from 16 February 2007 to 28 February 2007; NT$8,400,000 (tax included) every month from 1 March 2007 to 31 December 2007.

The total amount of the service fee is NT$267,900,000 (tax included). The service fee in this Article does not include ADSL customer service payment. If Party B needs customer service administrative support relating to ADSL Business, Parties agree that the scope of and payment for the support shall be calculated pursuant to the methods in Attachment 2.

2.	Party B shall pay Party A NT$90,000,000 on Transaction Completion Date, but Party A and Party B agree that NT$72,000,000 (tax included) of the Unrealized Prepayments from Customers shall be subtracted from the service fee paid by Party B to Party A, and therefore, Party B needs to pay Party A only the balance of NT$18,000,000. The balance shall be paid by check on 15 June 2006. Party A and Party B further agree that the closing date is 15 May 2006. If there exist remaining Unrealized Prepayments from Customers, the balance will be subtracted from the second installment of Sales Price that Party B pays Party A. If Unrealized Prepayments from Customers calculated by Party A are less than NT$72,000,000 (tax included) on the closing date, Party B shall immediately refund the difference to Party A upon receiving Party A’s notice.

3.	Party B issues 14 checks to Party A in advance with the following issuing dates on them:

(1)	Issuing date is 31 October 2006, and the amount is NT$20,000,000.

(2)	Issuing date is 30 November 2006, and the amount is NT$40,000,000.

(3)	Issuing date is 31 January 2007, and the amount is NT$30,000,000.

(4)	Issuing date is 30 April 2007, and the amount is NT$3,900,000.

(5)	Issuing date is 31 May 2007, and the amount is NT$8,400,000.

(6)	Issuing date is 30 June 2007, and the amount is NT$8,400,000.

(7)	Issuing date is 31 July 2007, and the amount is NT$8,400,000.

(8)	Issuing date is 31 August 2007, and the amount is NT$8,400,000.

(9)	Issuing date is 30 September 2007, and the amount is NT$8,400,000.

(10)	Issuing date is 31 October 2007, and the amount is NT$8,400,000.

(11)	Issuing date is 30 November 2007, and the amount is NT$8,400,000.

(12)	Issuing date is 31 December 2007, and the amount is NT$8,400,000.

(13)	Issuing date is 31 January 2008, and the amount is NT$8,400,000.

(14)	Issuing date is 28 February 2008, and the amount is NT$8,400,000.

4.	All prices in this Service Agreement include tax.

Article 4 Service Conditions and Disclaimer

1.	Party B agrees that employees of Party A may use Equipment listed in Attachment 2.3(a) of Assets Purchase and Sale Agreement free of any charge for providing services. Party A shall inform Party B of any malfunction or inadequacy of Equipment, as well as any needs for maintenance, upgrades, or updates. Party B shall immediately correct the malfunction, maintain, or purchase necessary equipment at its own expense. If Party A cannot provide services owing to Party B’s failure to maintain Equipment, Party B shall still pay monthly service fees by month according to Article 3.

2.	If Equipment/lines are damaged or destroyed or Party A’s services are interrupted by force majeure, such as typhoons, earthquakes, tsunamis, blackouts, and wars, Party A is not liable for any damage caused by it. However, Party A agrees that the fees payable by Party B will be deducted proportionally for the period during which the services are interrupted based on the calculation of NT$8,400,000 per month.

3.	If Party A requires other companies’ support for the services provided and if Party A’s services are affected because of other companies, Party A shall not be held liable for the damage. However, Party A agrees that the fees payable by Party B will be deducted proportionally for the period during which the services are affected based on the calculation of NT$8,400,000 per month. If Party B can file claims against other companies for the damage incurred, Party A agrees to assist Party B in making such claims to a reasonable extent.

Article 5 Termination

Unless otherwise agreed by Parties, each party may not request to terminate this Service Agreement or to adjust service fees before the end of the term of this Service Agreement, except for the following reasons:

1.	If Parties have difficulty enforcing this Service Agreement, they may agree to terminate this Service Agreement.

2.	Party A may immediately terminate this Service Agreement with written notice to Party B, if any of the following happens:

(1)	Major property of Party B is seized, which will affect its payment of service fees under this Service Agreement.

(2)	Party B transfers the whole or the bulk of its business to others, provided that the transfer will affect the performance of this Service Agreement.

(3)	Party B receives an order to dissolve or passes a resolution to dissolve.

(4)	Party B encounters any other serious incidents that results in extreme difficulty in its business operation.

(5)	Party B grossly violates this Service Agreement, including but not limited to failing to pay service fees on schedule, and does not correct the violation within 30 days after receiving Party A’s written notice. However, Party A may also request a default penalty of 5% annual interest of overdue payment rather than terminating this Service Agreement.

(6)	Party B violates the Assets Purchase and Sale Agreement and is informed by Party A that the Assets Purchase and Sale Agreement is terminated.

3.	Party B may immediately terminate this Service Agreement with written notice to Party A if any of the following happens that will affect the continued operation of the ADSL Business that Party B assumed:

(1)	Party A becomes insolvent, has received an order to dissolve, passes a resolution to dissolve, has financial and operating difficulty, or is incapable or unable to provide services under this Service Agreement owing to transfer of business.

(2)	Party A grossly violates this Service Agreement and does not correct the violation within 30 days after receiving Party B’s written notice.

4.	The termination of this Service Agreement will not prejudice the claims for damage arising from this Service Agreement. The service fee paid by Party B to Party A is deemed a default penalty, which Party B cannot request Party A to refund. If the default penalty is not enough to cover Party A’s damage, Party A may claim for the damage additionally.

Article 6 Miscellaneous

1.	Publish and disseminate press releases

Parties promise and agree that each party will not make any announcements, press releases, or public statements to impart the existence of this Agreement or to disclose the provisions under this Agreement before Transaction Completion Date, unless the other party consents to the content, timing, and media for making the disclosure. The consent shall not be unreasonably held. This Article shall not apply if each party is required to make the disclosure according to laws or Taiwan Stock Exchange Corporation’s regulations; the disclosing party shall give prior notice to the other party.

2.	Party A’s Code of Business Conduct and Ethics

Party A is bound by the Code of Business Conduct and Ethics published by its parent company, GigaMedia Limited. In addition to relevant laws and regulations, Party A and its employees shall also observe the Code of Business Conduct and Ethics. Party A and its employees shall follow the high-standard Code of Business Conduct and Ethics to maintain its goodwill and the legitimacy and propriety of its business conduct. Please go to http://ir.giga.net.tw/code.htm for details of GigaMedia Limited’s Code of Business Conduct and Ethics.

3.	Alteration and modification

The alteration, modification, and supplementation of this Service Agreement can only be made by all parties’ written consent, provided that the alteration, modification, and supplementation are allowed by laws and regulations.

4.	Non-waiver of the rights

The failure to or delay in exercising any rights or claims by each party of this Service Agreement shall not influence or preclude it from further exercising any rights or claims, and all rights or claims shall remain valid until Parties expressly waive their rights or claims in writing.

5.	Transaction expenses

Unless otherwise prescribed in this Service Agreement, each party shall be responsible for its expenses and fees for negotiating, preparing, signing, delivering, and performing this Service Agreement, including but not limited to the expenses and fees for attorneys, accountants, and other professionals.

6.	Notification

All notices required or permitted under this Service Agreement shall be made in writing and sent by (1) personal delivery, (2) facsimile (with follow-up certified mail, postage prepaid, return receipt required, or if the destination address is in a foreign country, with follow-up certified mail or air mail express delivery to confirm the receipt), or (3) express delivery to the following addresses:

If the notice is sent to Party A:

HOSHIN GIGAMEDIA CENTER INC.

6F, No. 20, Lane 478, Rui-Guang Road, Nei-Hu District, Taipei

Facsimile: +8862-8751-5700

Attention: Mr. Chen Wen Tarn

If the notice is sent to Party B:

WEBS-TV DIGITAL INTERNATIONAL CORPORATION

12F, No. 100, Section 4, Civic Boulevard, Taipei

Facsimile: +8862-6638-8383

Attention: CEO

All notices and other correspondence are deemed delivered at the time the other party accepts them. Each party may for the purpose of this Service Agreement notify the other party of change of the above address pursuant to the above-mentioned methods.

7.	Confidentiality

Parties agree to maintain the confidentiality of all transactions mentioned in this Service Agreement. Each party shall not disclose the provisions and transactions of this Service Agreement to any third party without the other party’s prior consent, unless the disclosure is compelled by laws, regulations, or Taiwan Exchange Stock Corporation. The disclosing party shall give a prior notice to the other party before the disclosure under this situation.

8.	Transfer

This Service Agreement and Parties’ rights and obligations prescribed under this Service Agreement shall not be assigned or transferred or become the object of any assignment or transfer, but each party may transfer the rights under this Service agreement to its affiliates without the other party’s consent.

9.	Governing law

This Service Agreement shall be construed according to the laws of the Republic of China. Parties agree that the Taiwan Taipei District Court will be the court of first instance if any disputes arise from this Agreement.

10.	Entire agreement

This Service Agreement, together with Attachments hereto and other documents provided according to this Service Agreement, constitute the entire agreement between Parties regarding the transactions hereof. Unless expressly prescribed in this Service Agreement, there are no additional restrictions, commitments, statements, or certifications. This Service Agreement supersedes any previous agreements for the planned transactions.

11.	Severability

If any one or several provisions in this Service Agreement are declared void, illegal, or unenforceable, the invalidity, illegality, or unenforceability will not influence other provisions in this Service Agreement. Other provisions shall remain in force, and this Service Agreement shall be construed as if the void, illegal, or unenforceable provisions have never existed.

IN WITNESS WEHREOF, Parties hereto agree to the aforementioned articles.

HOSHIN GIGAMEDIA CENTER INC.

Responsible Person: Chen Wen Tarn

Title: Director

WEBS-TV DIGITAL INTERNATIONAL CORPORATION

Responsible Person: Kevin Cheng

Title: Chairman of the Board

Guarantors hereby confirm that they fully understand the content of this Agreement and agree that they shall be jointly and severally liable with WEBS-TV DIGITAL INTERNATIONAL CORPORATION for its liabilities and damages to HOSHIN GIGAMEDIA CENTER INC. under this Agreement, and they hereby sign below:

Guarantor: Kevin Cheng

ID number: N121818568

Address: No. 29-2, Xia-Lun Road, Wen-Shan District, Taipei

Guarantor: Morse Chen

ID number: Y120277954

Address: 3F, No. 24, Lane 372, Song-Jiang Road, Zhong-Shan District, Taipei